SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31728; 812-14337]

AMG Pantheon Private Equity Fund, LLC, et al.; Notice of Application

July 29, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of units of beneficial interest ("Units") with varying sales loads and to impose asset-based distribution and/or service fees, and contingent deferred sales loads ("CDSCs").

Applicants: AMG Pantheon Private Equity Fund, LLC (the "Feeder Fund"), AMG Pantheon Private Equity Master Fund, LLC (the "Master Fund"), Pantheon Ventures (US) LP (the "Adviser") and AMG Distributors, Inc. (the "Placement Agent").

Filing Dates: The application was filed on July 25, 2014, and amended on December 30, 2014 and May 13, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 21, 2015, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

 Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Mark Duggan, AMG Funds LLC, 800 Connecticut Avenue, Norwalk, Connecticut 06854.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	The Feeder Fund and the Master Fund, each organized as a Delaware limited liability company, are registered under the Act as closed-end, non-diversified management investment companies. The Feeder Fund intends to invest substantially all of its assets in the Master Fund in reliance on section 12(d)(1)(E) of the Act. The Master Fund expects to pursue its investment objective by investing primarily in private equity investments. To maintain liquidity, the Master Fund will invest in exchange-traded funds ("ETFs") designed to track equity indexes and, to a lesser extent, in cash and short-term securities. In addition, the Master Fund may use derivative instruments, primarily equity options and swaps, for hedging purposes to help protect the value of its ETF investments.

2.   The Adviser, a Delaware limited partnership, is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser to the Feeder Fund and the Master Fund. The Placement Agent, a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act"), acts as the principal underwriter of the Feeder Fund. Affiliated Managers Group, Inc., a publicly-traded company, indirectly owns a majority of the interests of the Adviser and indirectly owns 100% of the shares of the Placement Agent. The Placement Agent is under common control with the Adviser and is an affiliated person, as defined in section 2(a)(3) of the Act, of the Adviser.

3.   The Feeder Fund offers its Units[1] in private placement transactions on a continuous basis at net asset value per unit, as described in the Feeder Fund's confidential memorandum ("Confidential Memorandum").[2] Units of the Feeder Fund are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Applicants do not expect that any secondary market will develop for the Units.

4.   The Feeder Fund currently offers a single class of Units (the "Advisory Class Units") at net asset value subject to an asset-based distribution and/or service fee ("Distribution and/or Service Fee") pursuant to a distribution and service plan adopted in conformity with rule 12b-1 under the Act (a "Distribution and Service Plan"). The Feeder Fund proposes to offer continuously two additional classes of Units, each having its own expense structure ("Transactional Class Units" and "Institutional Class Units"), in addition to any additional

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[1] "Units" includes any other equivalent designation of a proportionate ownership interest of the Feeder Fund (or any other registered closed-end management investment company relying on the requested order).

[2] The Units are currently only being sold and will only be sold to persons who are "accredited investors," as defined in Regulation D under the Securities Act of 1933 ("Securities Act"). The Feeder Fund reserves the right to conduct a public offering of the Units under the Securities Act in the future.

classes of Units that may be offered in the future. The Transactional Class Units would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load and an annual asset-based Distribution and/or Service Fee. The Institutional Class Units would be offered at net asset value, and it is anticipated that they would not be subject to a front-end sales load or an annual asset-based Distribution and/or Service Fee. All the classes would be subject to minimum purchase requirements.

5. In order to provide a limited degree of liquidity to unitholders, the Feeder Fund may from time to time offer to repurchase Units at their then current net asset value pursuant to written tenders by unitholders in accordance with rule 13e-4 under the 1934 Act.[3] Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Feeder Fund's board of directors ("Board"), in its sole discretion.[4] The Adviser anticipates that it will recommend to the Board that the Feeder Fund repurchase Units from investors on a quarterly basis.

6. Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its Units, existing now or in the future, for which the Adviser or the Placement Agent or any entity controlling, controlled by, or under common control with the Adviser or the Placement Agent acts as

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[3] Likewise, the Master Fund's repurchase offers are conducted pursuant to rule 13e-4 under the 1934 Act.

[4] Units are subject to an early withdrawal fee at a rate of 2% of the aggregate net asset value of the unitholder's Units repurchased by the Feeder Fund (the "Early Withdrawal Fee") if the interval between the date of purchase of the Units and the valuation date with respect to the repurchase of those Units is less than one year. The Early Withdrawal Fee will equally apply to all classes of Units of the Feeder Fund, consistent with section 18 of the Act and rule 18f-3 under the Act. To the extent the Feeder Fund determines to waive, impose scheduled variations of, or eliminate the Early Withdrawal Fee, it will comply with the requirements of rule 22d-1 under the Act as if the Early Withdrawal Fee were a CDSC and as if the Feeder Fund were an open-end investment company and the Feeder Fund's waiver, scheduled variation or elimination of the Early Withdrawal Fee will apply uniformly to all unitholders of the Feeder Fund regardless of class.

investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Units through tender offers conducted in compliance with rule 13e-4 under the 1934 Act.[5]

7.   Applicants represent that the asset-based Distribution and/or Service Fees will comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD Conduct Rule 2830") as if that rule applied to the Feeder Fund.[6] Applicants also represent that the Feeder Fund will disclose in its Confidential Memorandum or prospectus, the fees, expenses and other characteristics of each class of Units offered for sale by the Confidential Memorandum or prospectus, as is required for open-end, multiple class funds under Form N-1A. The Feeder Fund will disclose fund expenses borne by unitholders during the reporting period in shareholder reports and describe in its Confidential Memorandum or prospectus any arrangements that result in breakpoints in or elimination of sales loads.[7] The Feeder Fund and the Placement Agent will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Feeder Fund and the Placement

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[5] The Feeder Fund and any other investment company relying on the requested relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

[6]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[7]   See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

Agent.[8] In addition, applicants will comply with applicable enhanced fee disclosure

requirements for funds of funds.[9]

8.   The Feeder Fund will allocate all expenses incurred by it among the various classes of

Units based on the respective net assets of the Feeder Fund attributable to each such class, except

that the net asset value and expenses of each class will reflect the expenses associated with the

Distribution and Service Plan of that class (if any), shareholder service fees attributable to a

particular class, and any other incremental expenses of that class. Expenses of the Feeder Fund,

allocated to a particular class of the Feeder Fund's Units, will be borne on a pro rata basis by

each outstanding Unit of that class. Applicants state that the Feeder Fund will comply with the

provisions of rule 18f-3 under the Act as if it were an open-end investment company.

9.   The Feeder Fund may offer an exchange privilege or conversion feature on certain of

its future classes of Units, and any such privilege or feature introduced in the future will comply

with rule 11a-1, rule 11a-3, and rule18f-3 under the Act as if the Feeder Fund were an open-end

investment company.

10.   In the event the Feeder Fund imposes a CDSC, the applicants will comply with the

provisions of rule 6c-10 under the Act, as if that rule applied to closed-end management

investment companies. With respect to any waiver of, scheduled variation in, or elimination of

the CDSC, the Feeder Fund will comply with rule 22d-1 under the Act and apply the CDSC

uniformly to all unitholders of a given class.

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[8] See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

[9] Fund of Funds Investments, Investment Company Act Release Nos. 26198 (Oct. 1, 2003)(proposing release) and 27399 (Jun. 20, 2006)(adopting release). See also Rules 12d1-1, et seq. under the Act.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Units of the Feeder Fund may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Units of the Feeder Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Feeder Fund to issue multiple classes of Units.[10]

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of unitholders. Applicants submit that the proposed arrangements would permit the Feeder Fund to facilitate the distribution of Units and provide investors with a broader choice of unitholder options.

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[10] The Master Fund will not issue multiple classes of its units and is an applicant because of the master-feeder structure.

Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that the Feeder Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

5.   Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that any CDSC imposed by the Feeder Fund will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Feeder Fund also will disclose CDSCs in accordance with the requirements of Form N-1A concerning CDSCs as if the Feeder Fund were an open-end investment company. Applicants further state that the Feeder Fund will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all unitholders of a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-Based Distribution and/or Service Fees

6.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of

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the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

7.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Feeder Fund to impose asset-based Distribution and/or Service Fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

<u>Applicants' Condition</u>:

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary